FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of February, 2002
                                          --------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F           x             Form 40-F
                                    -----                          -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                               No               x
                                    -----                          -----

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

For immediate release                                           7 February 2002



                 ROYAL CARIBBEAN RESPONDS TO CARNIVAL'S PROPOSAL

Responding to Carnival's latest proposal Richard Fain, Chairman and Chief Executive of Royal Caribbean Holdings commented:

"Carnival has now announced a fourth proposal. In my view this latest one is no more real than the previous ones. Carnival's goal is to scuttle our meeting, secure in the knowledge that any price offered will never need to be paid."


Enquiries:

Royal Caribbean
+1 305 539 6570
Lynn Martenstein

The Maitland Consultancy
+44 (0)20 7379 5151
Philip Gawith

For Immediate Release                                    Friday 15 February 2002


                Royal Caribbean Cruises Ltd. ("Royal Caribbean")

           Shareholders Vote to Adjourn Extraordinary General Meeting

Royal Caribbean's shareholders, convening today at an Extraordinary General Meeting in Miami to vote on a proposed merger with P&O Princess, decided to adjourn the meeting. Their action was taken in light of the vote yesterday by P&O Princess's shareholders to adjourn P&O Princess's own EGM in London.

Richard Fain, chairman and chief executive officer of Royal Caribbean, said: "We are obviously disappointed at the outcome of these meetings. However, we have to acknowledge that a shareholders' vote is a democratic process, and naturally we respect the decision that has been reached at the P&O Princess meeting. Now we will need to consult with our advisors to determine the implication of the votes and their impact on the merger."


ENQUIRIES

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

Goldman Sachs International
+44 (0) 20 7774 1000
Richard Campbell-Breeden
Basil Geoghegan
Phil Raper (Corporate Broking)

Cazenove & Co. Ltd
+44 (0) 20 7588 2828
John Paynter (Corporate Broking)

The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Angus Maitland
Duncan Campbell-Smith
Philip Gawith


Goldman Sachs International and Cazenove & Co. Ltd, which are regulated in the United Kingdom by the Financial Services Authority Limited, are acting for Royal Caribbean in connection with the agreed combination and no-one else and will not be responsible to anyone other than Royal Caribbean for providing the protections afforded to customers of Goldman Sachs International and Cazenove & Co. Ltd nor for providing advice in relation to the agreed combination.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ROYAL CARIBBEAN CRUISES LTD.
                                                    ----------------------------
                                                    (Registrant)



Date:  March 1, 2002                        By: /s/ BONNIE S. BIUMI
                                                --------------------------------
                                                    Bonnie S. Biumi
                                                    Vice President and Treasurer